The Target Portfolio Trust

Small Capitalization Value Portfolio

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to management agreement dated November 9, 1992, as amended (the Management Agreement), made this 15th day of January, 2015, between The Target Portfolio Trust (the Trust), on behalf of its series, Small Capitalization Value Portfolio, and Prudential Investments LLC (the Manager).

WHEREAS, the Trust and the Manager have mutually agreed to revise paragraph 8 of the Management Agreement in order to reduce the management fee rate pursuant to which the Trust compensates the Manager for the services provided by the Manager to Small Capitalization Value Portfolio under the Management Agreement;

NOW, THEREFORE, the parties mutually agree as follows:

1. The management fee rate for Small Capitalization Value Portfolio appearing in paragraph 8 of the Management Agreement is hereby deleted in its entirety, and is replaced with the following new management fee rate schedule:

0.60% of average daily net assets up to $2 billion;

0.575% of average daily net assets over $2 billion.

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

THE TARGET PORTFOLIO TRUST

By: /s/ Stuart S. Parker

Stuart S. Parker, President

PRUDENTIAL INVESTMENTS LLC

By: /s/ Scott E. Benjamin

Scott E. Benjamin, Executive Vice President